

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



March 1, 2007

Kathleen M. Gibson
Vice President, Secretary and Corporate Governance Officer
Prudential Financial, Inc.
751 Broad Street, 21st Floor
Newark, NJ 07102-3777

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/1/2007

Re: Prudential Financial, Inc.

Dear Ms. Gibson:

This is in regard to your letter dated February 28, 2007 concerning the shareholder proposal submitted by Calvert Group, Ltd. for inclusion in Prudential Financial's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Prudential Financial therefore withdraws its December 27, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel



cc: William M. Tartikoff
Senior Vice President and General Counsel
Calvert Group, Ltd.
4550 Montgomery Avenue
Bethesda, MD 20814

Prudential Financial

Kathleen M. Gibson
VP, Secretary, and Corporate Governance Officer

The Prudential Insurance Company of America
751 Broad Street, 21st Floor, Newark NJ
Tel 973 802-7770 Fax 973 802-8287
kathleen.gibson@prudential.com

December 27, 2006

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
101 F Street, N.E.,
Washington, D.C. 20549.

Re: Prudential Financial, Inc. — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by Prudential Financial, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal, dated November 27, 2006 (hereinafter referred to as the "Proposal") submitted for inclusion in the Company's proxy card and 2007 proxy statement (the "Proxy Materials") for its 2007 annual meeting of shareholders by Calvert Group, Ltd. (the "Proponent"). The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of the Company's intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including Annex A.

The Proposal

The Proposal states:

Resolved:

Shareholders request the Board of Directors provide a report describing our company's strategy and actions relative to

> climate change. This report would address topics such as the science of climate change, public policy and legislation; the effect of climate change may have on our company; and steps Prudential is taking in response to climate change. The report shall be available to investors by December 31, 2007, be prepared at reasonable cost and omit proprietary information.

Grounds for Omission

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. The Commission has stated that the policy underlying the exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539 (May 21, 1998) ("Release 34-40018").

The Commission has outlined two central considerations on which this policy for exclusion rests. The first consideration relates to the subject matter of the proposal. In this instance, the Commission has stated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.*, at 80,539-540. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. *Id.*, at 80,540.

In the Company's view, the Proposal fits within the category of proposals that the Commission intended to permit companies to exclude under Rule 14a-8(i)(7). The Proposal requests that the Board of Directors provide a report describing the Company's "strategy and actions relative to climate change." In particular, the Proposal requests that the report "address topics such as the science of climate change, public policy and legislation; the effect climate change may have on our company; and steps Prudential is taking in response to climate change."

The Company, through its subsidiaries and affiliates, offers a wide array of financial products and services, including individual and group life insurance, mutual funds, annuities, pension and retirement-related services and administration, asset management, banking and trust services, real estate brokerage and relocation services, and, through a joint venture, retail securities brokerage services. The Company provides these products and services to individuals and institutional customers in the U.S. and approximately thirty other countries through one of the largest distribution networks in the financial services industry. The scope of the report requested by the Proposal necessarily involves an evaluation of numerous risks relating to the Company's business. Evaluation of risks is an integral part of the Company's ordinary business operations. Central to the creation, pricing and marketing of products is properly evaluating underwriting risk with respect to our insurance products and credit risk with respect to our insurance and investment products, and these risks may be affected by climate change generally and/or with respect to particular locations where our products are sold. This is an extremely complex process that involves the consideration of numerous factors and a variety of actuarial and financial methods and assumptions. The impact of climate change on the Company's business is merely one factor that may be considered in evaluating the viability of new products, the marketing of existing products and the pricing of products.

The subject matter of the Proposal relates directly to the Company's creation, marketing and pricing of many of its products. These matters are so fundamental to the day-to-day management of the Company's businesses that shareholder oversight of these matters is simply not practical.

Moreover, the Proposal seeks to micro-manage the Company by requiring the Company to report to shareholders on the effects of climate change and the steps the Company is taking to respond to these changes. The evaluation and assessment of the risks that climate change may have on the products and pricing of the Company's products is necessarily complex. Indeed, shareholders, as a group, would not be in a position to make an informed judgment on the evaluation and assessment of the risks and effects that climate change will have on the Company's product offerings.

The Staff has concluded, on numerous occasions, that proposals requesting an assessment of a company's strategies to address the impact of climate change on the company's business may be excluded under Rule 14a-8(i)(7) as relating to an evaluation of risk and ordinary business operations. See *Wachovia Corp.* (February 10, 2006) (proposal requesting Wachovia to provide a report on the challenges of global climate change related to Wachovia's ordinary business operations); *Wells Fargo & Co.* (February 16, 2006) (proposal requesting a report on the effect on the company's business strategy of the challenges created by global climate change related to the company's ordinary business operations); *American International Group, Inc.* (February 11, 2004) (proposal requesting a comprehensive assessment of company's strategies to address the impacts of climate change on its business related to the company's ordinary business operations). The Proposal necessarily involves an evaluation of risks and liabilities that climate change will have on the Company's insurance businesses and, following the line of decisions by the Staff relating to climate change proposals, the Company believes that it may properly omit the Proposal from its Proxy Materials.

While the Supporting Statement makes broad and general references to public policy issues relating to climate change, the Proposal by its terms relates to the possible effects that climate change may have on the Company and what steps the Company is taking in response to climate change. The Commission has stated that proposals that relate to "sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Release No. 34-40018, at 80,540 (footnote omitted). The Staff, in Staff Legal Bulletin No. 14C, explained its test to determine whether a proposal addressing environmental and public health issues focuses on significant social policy issues:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result

> of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7). Staff Legal Bulletin No. 14C (CF) (June 28, 2005).

The Proposal clearly falls within the first category described by the Staff. The Proposal specifically requests that the Company assess the effect that climate change will have on its business and report on what steps the Company is taking to respond to these effects. The Proposal does not focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health. Thus, the Company believes that the Proposal does not raise significant social policy issues that transcend the Company's day-to-day business.

The Company believes that the Proposal focuses on tasks that are fundamental to its ability to run the Company on a day-to-day basis and would involve an internal assessment of its daily operations. Moreover, the Proposal probes into complex matters that the shareholders, as a group, are not in a position to make an informed judgment. Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior and similar proposals and Staff Legal Bulletin No. 14C, the Company believes that it may properly omit the Proposal under Rule 14a-8(i)(7).

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annex A, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about March 22, 2007.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (973) 802-7770 or, in my absence, Sue Nam at 973-802-3057.

Sincerely,



Kathleen M. Gibson

(Enclosures)

cc: Calvert Group, Ltd.

Calvert

INVESTMENTS THAT MAKE A DIFFERENCE®


NOV 29 2006
RECEIVED

William M. Tartikoff
Senior Vice President and General Counsel

November 27, 2006

Secretary,
Prudential Financial, Inc.
751 Broad Street
Newark, NJ 07102

Dear Sir or Madam:

Calvert Asset Management Company, Inc., a registered investment advisor, provides investment advice for all mutual funds sponsored by Calvert Group, Ltd., including Calvert's 20 socially responsible mutual funds. Calvert currently has over $13 billion in assets under management. Five of our mutual funds, hereinafter referred to as the "Calvert Funds", own 205,305 shares of common stock of Prudential Financial, Inc. (the "Company"). Calvert Social Investment Fund, Balanced Portfolio held 270,100 shares of common stock, CVS Social Balanced Portfolio held 24,100 shares of common stock, Calvert Social Investment Fund, Enhanced Equity Portfolio held 9,600 shares of common stock, Calvert Social Index Fund held 5,105 shares of common stock and Calvert Large Cap Growth Fund held 139,400 shares of common stock as of November 24, 2006.

Each Calvert Fund is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, 152,248 shares of these securities have been held by the respective Calvert Fund continuously for at least one year, and the Calvert Funds intend to own shares in the Company through the date of the 2007 annual meeting of shareholders.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, the Funds are filing the enclosed requesting that the Corporation provide a report to shareholders describing the company's positions relative to climate change. This report should be available to investors by December 31 2007 and be prepared at reasonable cost and omit proprietary information. Calvert continues to believe that climate change reporting is a critical component of a corporation's commitment to stakeholders.

Calvert Group, Ltd.
4550 Mongtomery Avenue
Bethesda, MD 20814
301.951.4881
301.657.7014 (fax)
bill.tartikoff@calvert.com
www.calvert.com

A **UNIFI** Company

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Ms. Baljit Wadhwa, at 301-961-4755, or contact her via email at baljit.wadhwa@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,



William M. Tartikoff

cc: Director, Investor Relations, Prudential Financial Inc.

Bennett Freeman, Senior Vice President for Social Research and Policy, Calvert Group

Stu Dalheim, Manager of Advocacy and Policy, Calvert Group

Enclosures: Resolution Text
State Street Letter Confirming Stock Ownership

6494

Report on Climate Change

Whereas, in 2005, the science academies of the G8 nations, including the U.S., and those of three of the largest emitters of greenhouse gasses in the developing world, Brazil, China, and India, stated that, "The scientific understanding of climate change is now sufficiently clear to justify nations taking prompt action. It is vital that all nations identify cost-effective steps that they can take now, to contribute to substantial and long-term reductions in net global greenhouse gas emissions."

Whereas, investors believe that there is an intersection between climate change and corporate financial performance. According to a 2005 report by Allianz Global Investors and WWF, Climate Change and The Financial Sector: An Agenda for Action, "Governments are starting to introduce policies to tackle the causes and combat the effects of greenhouse gas emissions and these policies will alter the economics of entire industries. They will affect company share prices, both positively and negatively."

Whereas, the insurance industry is the world's largest industry, with $3.4 trillion in yearly premium revenue and information from insurance corporations on their climate change policy is essential to investors as they assess the strengths of corporate securities in the context of climate change and the need for greenhouse gas (GHG) emissions reductions

Whereas Lloyd's, the world's leading insurance market providing specialist services in over 200 countries and territories, stated in its June 2006 report *Climate Change: Adapt or Bust* "We don't know exactly what impact climate change will have...This means that the industry can no longer treat climate change as some peripheral workstream, simply to tick the regulatory and compliance box, or to support its public relations strategy. Instead, understanding and responding to it must become 'business as usual' for insurers and those they work with."

Whereas, in 2006 Prudential Financial received but did not respond to a request from the Carbon Disclosure Project (CDP), representing 225 institutional investors with assets of more than $31 trillion under management, seeking disclosure of relevant climate change information

Whereas, more than 200 S&P 500 companies responded to the CDP4, including industry peers: Aon Corp. and Safeco Corp

Whereas, organizations such as Ceres have described opportunities such as innovative products and services, external recognition, reduced emissions and energy savings availed by insurers that proactively address and manage climate change

Whereas, insurance companies such as American International Group, Marsh, and St. Paul Travelers have disclosed strategies such as supporting the carbon trading market, investing in GHG emissions mitigation projects, researching new market opportunities, and changing underwriting approaches in coastal areas

Resolved:
Shareholders request the Board of Directors provide a report describing our company's strategy and actions relative to climate change. This report would address topics such as the science of climate change, public policy and legislation; the effect climate change may have on our company; and steps Prudential is taking in response to climate change. The report shall be available to investors by December 31, 2007, be prepared at reasonable cost and omit proprietary information.

Prudential Financial

Kathleen M. Gibson
Vice President, Secretary and Corporate Governance Officer

The Prudential Insurance Company of America
751 Broad Street, 21st Floor, Newark NJ 07102-3777
Tel 973 802-7770 Fax 973 802-8287
kathleen.gibson@prudential.com

February 28, 2007

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
101 F Street, N.E.,
Washington, D.C. 20549.

Re: Prudential Financial, Inc. - Withdrawal of Request for No-Action Letter Regarding Shareholder Proposal by Calvert Group, Ltd.

Ladies and Gentlemen:

By prior letter dated December 27, 2006, Prudential Financial, Inc. (the "Company") notified the staff of the Division of Corporate Finance of the Securities and Exchange Commission of the Company's intention to omit from its proxy card and 2007 proxy statement the proposal submitted by Calvert Group, Ltd. ("Calvert").

The Company hereby notifies the staff that Calvert has voluntarily withdrawn its proposal. Accordingly, the Company respectfully withdraws its no-action request. A copy of Calvert's letter to the Company withdrawing its proposal is attached hereto.

A copy of this letter and its attachment is also being concurrently mailed to Calvert to inform it of the Company's withdrawal of the no-action request.

If you have any questions or need any additional information, please telephone the undersigned at (973) 802-7770.

Sincerely,



Kathleen M. Gibson

(Attachment)

cc: Calvert Group, Ltd.


FEB 23 2007
RECEIVED


Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

February 21, 2007

Kathleen M. Gibson
VP, Secretary and Corporate Governance Officer
The Prudential Insurance Company of America
751 Broad Street, 21st Floor
Newark, New Jersey 07102

Dear Ms. Gibson:

Based on Prudential Financial's commitments as stated in your letter dated February 19, 2007, Calvert Group, Ltd is pleased to withdraw our shareholder proposal concerning the company's disclosure on climate change risk.

We would like to extend our appreciation to Prudential Financial for your responsiveness to our proposal.

Yours sincerely,

Ms. Baljit Wadhwa
Social Research analyst
Calvert Group, Ltd.

Cc: Bennett Freeman, Senior Vice President, Social Research and Policy, Calvert Group, Ltd.
Stu Dalheim, Manager, Advocacy, Calvert Group, Ltd.
Ivy Duke, Assistant Vice President, Associate General Counsel, Calvert Group, Ltd.

A UNIFI Company

4550 Montgomery Avenue
Bethesda, MD 20814
800.368.2748

END